222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 T: +1 312 609 7500 F: +1 312 609 5005 CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES
RENEE M. HARDT ATTORNEY AT LAW +1 312 609 7616 rhardt@vedderprice.com

March 30, 2016

VIA EDGAR Ms. Alison White Senior Counsel U.S. Securities and Exchange Commission Division of Investment Management 100 F Street N.E. Washington, DC 20549

Re:	Wilshire Mutual Funds, Inc. (the “Registrant”) File Nos. 333-50390 and 811-07076

Dear Ms. White:

On behalf of the Registrant, this letter is in response to the comments you provided on February 18, 2016 regarding the Registrant’s Post-Effective Amendment No. 60 to its Registration Statement on Form N‑1A filed on January 15, 2016 pursuant to Rule 485(a)(2) under the Securities Act of 1933, filed for the purpose of registering shares of a new series of the Registrant, the Wilshire Income Fund (the “Fund”).  Changes in response to the comments below will be reflected in Post-Effective Amendment No. 61 to the Registrant’s Registration Statement.

General

1.	Comment: Please include Tandy representations with the response letter.

Response: Tandy representations are included herewith.

2.	Comment: Please update the EDGAR series and class IDs when ticker symbols are obtained.

Response: The EDGAR series and class IDs have been updated accordingly.

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, and which Vedder Price (CA), LLP, which operates in California.

Ms. Alison White
March 30, 2016

3.	Comment: Please confirm the name of the fund.

Response: The Fund’s name is the Wilshire Income Opportunities Fund.

Prospectus

4.	Comment: The Prospectus states that the Fund may invest in ETFs. Please revise the fee table, as appropriate, to include a line item for AFFE.

Response: At this time the fee impact of any possible investments in ETFs is unknown.

5.	a. Comment: Please confirm whether the expense limitation agreement does not exclude AFFE; otherwise, revise the footnote to the fee table accordingly.

Response: The expense limitation agreement excludes AFFE.  The disclosure regarding the expense limitation agreement has been revised accordingly.

b.  Comment:  Please revise the expense limitation agreement footnote to read as follows “. . . exceed the existing expense limitation as well as the expense limitation that was in place at the time of the fee waiver/expense reimbursement.”

Response: The footnote has been revised accordingly.

6.	Comment: Please explain supplementally how derivatives will be valued for purposes of the Fund’s 80% policy.

Response: To the extent the Fund uses derivatives, the Fund values derivatives at their market price, or if no market price is available, at fair value according to generally accepted accounting principles, which typically would reflect net value, rather than notional value.  The Fund does not use the notional value of any such investments for purposes of calculating net assets for compliance with its 80% policy.

7.
a.  Comment: In the second paragraph under “Principal Investment Strategies,” does the reference to “without limitation” mean the Fund can invest in any sector or can invest an unlimited amount of its assets in any sector?

Response: The Fund may invest an unlimited amount of its assets in any sector.  Accordingly, a sentence to that effect has been added to that paragraph.

b.  Comment: There is a reference to “may include.”  Please confirm that all principal investment strategies have been included.

Ms. Alison White
March 30, 2016

Response: The Registrant confirms all principal investment strategies have been included.

c.  Comment:  How does the Fund determine if a security is an emerging market security?

Response: The following disclosure has been added to the Summary:

In general for Guggenheim, a security is deemed to be an emerging market security if issued by either a sovereign or corporate entity which resides within an emerging market country as defined by the Barclays Emerging Market Aggregate Index.

In general for DoubleLine, a security is deemed to be an emerging market security if issued by either a sovereign, quasi-sovereign or corporate entity which resides within an emerging market country.  An emerging market country generally includes all low-to-middle income countries as defined by the World Bank or countries considered emerging market for purposes of constructing major indices.

d.  Comment:  The Prospectus states that there are no limits on maturity.  Does the Fund have any requirements with respect to duration?  In addition, please explain duration, including that duration measures volatility not time, and provide an example.

Response: The following disclosure has been added to the Summary:

The targeted weighted average duration of the portfolio is consistent with the Barclays Universal Index, which has a current weighted average duration of 5.5 years.  However, it is expected that the Fund may deviate substantially from the benchmark duration, with a lower and upper bound of 1 and 10 years, respectively.

The following disclosure has been added under Interest Rate Risk in the Summary:

Duration is a measure of volatility not time that is used to determine the price sensitivity of the security for a given change in interest rates.  Specifically, duration is the change in the value of a debt security that will result from a 1% change in interest rates, and generally is stated in years.  For example, as a general rule a 1% rise in interest rates means a fall in value for every year of duration.

8.	Comment: In the third paragraph under “Principal Investment Strategies,” please clarify what is meant by a “substantial amount” in terms of the Fund’s investments in high yield bonds.

Ms. Alison White
March 30, 2016

Response: While the Fund may invest an unlimited amount in high yield bonds, under normal circumstances, the allocation to high yield bonds is expected to range from 30% to 70%.  Accordingly, the reference to “substantial” has been changed to “unlimited” and the range has been added.

9.
a.  Comment:  In the fourth paragraph under “Principal Investment Strategies,” does the reference to “without limitation in derivatives” mean that the Fund can invest in any type of derivative or that the Fund may invest in an unlimited amount of its assets in derivatives?

Response: The Fund may invest without limitation in derivatives generally associated with the fixed income capital markets and may invest an unlimited amount of its assets in derivatives.  Accordingly, the reference to “without limitation” has been changed to “unlimited amount.”

b.  Comment: The word “also” in the sentence regarding gaining exposure to non-U.S. dollars implies that there is a first purpose.  What is the first purpose?

Response: The word “also” has been deleted.

c.  Comment:  Please review the disclosure regarding derivatives in light of the Barry Miller letter to the ICI and confirm that all derivatives included in this section are part of the Fund’s principal investment strategies.

Response: The Registrant confirms that the derivatives disclosed in this section are  part of the Fund’s principal investment strategies.

d.  Comment:  Please delete the sentence that states that “The Fund may not use any derivatives . . . .” in accordance with Form N‑1A, Item 9(b)(1), Instruction 3.

Response: The sentence has been deleted.

e.  Comment:  Please include principal risk disclosure for buybacks and dollar rolls.

Response:  The following risk disclosures have been added to the Fund’s prospectus:

Dollar Roll Transaction Risk

The Fund may enter into dollar roll transactions, in which the Fund sells a mortgage-backed or other security for settlement on one date and buys back a substantially similar security (but not the same security) for settlement at a later date. The Fund gives up the principal and interest payments on the security, but may invest the sale proceeds, during the “roll period.” When the Fund enters into a dollar roll, any fluctuation in the market value of the security transferred or the securities in which the sales proceeds are invested can affect the market value of the Fund’s assets, and therefore, the Fund’s net asset value. As a result, dollar roll transactions may sometimes be considered to be the practical equivalent of borrowing and constitute a form of leverage. Dollar rolls also involve the risk that the market value of the securities the Fund is required to deliver may decline below the agreed upon repurchase price of those securities. In addition, in the event that the Fund’s counterparty becomes insolvent, the Fund’s use of the proceeds may become restricted pending a determination as to whether to enforce the Fund’s obligation to purchase the substantially similar securities.

Ms. Alison White
March 30, 2016

Sale-Buyback Risk

The Fund also may effect simultaneous purchase and sale transactions that are known as “sale-buybacks.” A sale-buyback is similar to a reverse repurchase agreement, except that in a sale-buyback, the counterparty who purchases the security is entitled to receive any principal or interest payments made on the underlying security pending settlement of the Fund’s repurchase of the underlying security. The Fund’s obligations under a sale-buyback typically would be offset by liquid assets equal in value to the amount of the Fund’s forward commitment to repurchase the subject security.

10.
a.  Comment:  In the Principal Risks” section, there are a number of risks identified (e.g., CDOs, CLOs, CMOs, commercial paper, ETFs, structured finance risk, etc.) for which there is no corresponding disclosure in the “Principal Investment Strategies” section.  Please add the investments/strategies to the “Principal Investment Strategies” section or remove them from this section, as appropriate.  If the strategies identified are not principal investment strategies, please include the strategy and the risk in the Item 9 disclosure.

Response: The “Principal Risks” and “Principal Investment Strategies” sections have been revised accordingly.

b.  Comment:  Please advise supplementally whether collateralized loan obligations are liquid.

Response: The liquidity of CLOs purchased by the subadvisers generally meet the SEC’s definition of liquidity.  Exceptions can arise after purchase based on market conditions and the particular circumstances of each security.

c.  Comment:  If investing in bank loans is a principal investment strategy, please disclose this in the “Principal Investment Strategies” section, along with disclosure that it may take longer than seven days for bank loan transactions to settle and how the Fund will address short-term liquidity needs as they arise due to such settlement period.  In the “Principal Risks” section, describe that bank loan investments may not be securities and may not have the protections afforded by the federal securities laws.

Ms. Alison White
March 30, 2016

Response: Investing in bank loans is a principal investment strategy of the Fund.  The “Principal Investment Strategies” and “Principal Risks” sections have been revised accordingly.

d.  Comment:  Please revise the multi-managed fund risk if there are only two subadvisers.

Response: The risk disclosure has been revised to state… “The Fund is a multi-managed fund with two subadvisers who employ different strategies.”

e.  Comment:  With respect to short sales risk, please confirm supplementally that expenses related to short sales will be appropriately reflected in the fee table.

Response: At this time it is not expected that there will be expenses associated with short sales.  If there were such expenses, they would be appropriately reflected in the fee table.

f.  Comment:  With respect to structured note risks, if true, state that interest rates could be negative.

Response: The risk disclosure has been revised to state… “Additionally, changes in the reference instrument or security may cause the interest rate on the structured note to be reduced to zero or a negative rate.”

g.  Comment:  For zero coupon and pay in-kind risks, please explain that these securities: (i) generally represent higher credit risk than coupon instruments and (ii) may have unreliable valuations because their continuing accruals require ongoing judgements about the collectability of the deferred payments and the value of any associated collateral.

Response: The risk disclosure has been revised to state… “Zero coupon and payment-in-kind securities generally represent higher credit risk than coupon instruments and may have unreliable valuations because their continuing accruals require ongoing judgements about the collectability of the deferred payments and the value of any associated collateral.”  Please note that disclosure regarding these securities and their risks have been moved to the Item 9 disclosure.

h.  Comment:  For the paragraph beginning “Certain Wilshire funds . . .” consider adding a heading.

Ms. Alison White
March 30, 2016

Response: The following heading has been added: “Fund of Funds Risk.”

11.
Comment:  In the section regarding the subadvisers and portfolio managers, please confirm that each listed portfolio manager is jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

Response: DoubeLine has one portfolio manager.  Each listed portfolio manager for Guggenheim is jointly and primarily responsible for the day-to-day management of Guggenheim’s portion of the Fund’s portfolio.

12.
a.  Comment:  In the “More Information About Investments and Risks” section, given the first paragraph, please confirm that all principal investment strategies and principal risks are disclosed in the Prospectus.

Response: The Registrant confirms that all principal investment strategies and principal risks are disclosed in the Prospectus.

b.  Comment:  Consider moving the discussion regarding when Guggenheim determines to sell a security to the Summary.

Response: The discussion regarding when Guggenheim determines to sell a security has also been included in the Summary section.

c.  Comment:  Some headings describe securities and some describe risks; consider revising for consistency and clarity.

Response: The headings have been revised to describe risks.

d.  Comment:  With respect to the discussion of total return swaps in the subsection regarding swaps risks, please confirm that the Fund will set aside an appropriate amount of assets in accordance with IC‑10666 and other SEC guidance.

Response: The Registrant confirms that an appropriate amount of assets will be set aside in accordance with IC-10666 and other SEC guidance.

13.
Comment: In the section “Management,” please revise the disclosure regarding the expense limitation to read as follows “. . . exceed the existing expense limitation as well as the expense limitation that was in place at the time of the fee waiver/expense reimbursement.”

Response: The disclosure has been revised accordingly.

Ms. Alison White
March 30, 2016

14.	Comment: In the discussion regarding the subadvisers, please describe, if possible, the percentage of the Fund’s portfolio or asset class each will manage.

Response: The Adviser allocates assets to each subadviser dynamically, and thus, its practice is not to disclose the percentage of assets or asset class allocated to each subadviser.

15.	Comment In the disclosure regarding redemptions in-kind, please add that the shareholder bears market risks until the securities are sold.

Response: The disclosure regarding redemptions in-kind has been revised to state… “A shareholder will bear market risks until any securities redeemed are sold.”

16.	Comment: With respect to the Fund’s investments in credit default swaps, please confirm that if the Fund sells (“writes”) a position, it will set aside the full notional amount.

Response: If the Fund writes a credit default swap, it will set aside the full notional amount.

SAI

17.	Comment: With respect to portfolio manager compensation, if portfolio managers are measured against a benchmark, please include the disclosure required by Form N‑1A, Item 20(b).

Response: The current disclosure is accurate for each subadviser.

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If you have any questions regarding this letter, please call Renee M. Hardt at (312) 609‑7616.

Very truly yours, /s/ Renee M. Hardt Renee M. Hardt

RMH/ser